Exhibit 16

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Gentlemen:

We have read Item 9 of Form 10-K dated March 30, 2004, of Huntington Preferred Capital, Incorporated and are in agreement with the statements contained in the first three paragraphs of Item 9 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP

Columbus, Ohio
March 30, 2004